PINNACLE ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

August 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Mr. Kevin Woody

Re:	Pinnacle Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-13641

Dear Mr. Woody:

This letter is being submitted by Pinnacle Entertainment, Inc. (the “Company”), in response to a comment received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on August 15, 2014 with respect to the Company’s Annual Report on Form 10-K filed on March 3, 2014 with the Commission (the “Form 10-K”). Pursuant to a telephone call on August 15, 2014, Mr. Jerard Gibson requested that the Company supplement its response dated July 16, 2014 to confirm, in response to Comment 3 of the July 2, 2014 letter from the Staff, that in future Exchange Act periodic reports that the Company will disclose material variances regarding slot handle, table game drop, win or hold percentage at its casinos to the extent material to an investor’s understanding of the Company’s business operations.

This letter is being submitted by the Company to confirm that, in future Exchange Act periodic reports, the Company will disclose material variances regarding slot handle, table game drop, win or hold percentage at its casinos to the extent material to an investor’s understanding of the Company’s business operations.

* * * * *

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (702) 541-7733.

Sincerely,

/s/ Carlos A. Ruisanchez
Carlos A. Ruisanchez
President and Chief Financial Officer
Pinnacle Entertainment, Inc.

United States Securities and Exchange Commission

cc:	Howard Efron, U.S. Securities and Exchange Commission

Jerard Gibson, U.S. Securities and Exchange Commission

Stacie Gorman, U.S. Securities and Exchange Commission